VIA EDGAR

June 9, 2017

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
File No. 001-14625 (Host Inc.)
File No. 333-55807 (Host L.P.)

Dear Mr. Telewicz:

On behalf of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P., we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Annual Report on Form 10-K referenced above as set forth in the Staff’s letter dated May 12, 2017. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Form 10-K for the fiscal year ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

15. Geographic and Business Segment Information, page 128

1.	We have considered your response to our prior comment two. Please elaborate on how you determined your operating segments meet the aggregation criteria of ASC Topic 280-10-50-11 to be aggregated into one reportable segment. In your response please address the following:

•	Please expand on your determination that all of your hotels have similar economic characteristics. In your response, please address the fact that average room rate and revenues per available room appears to vary by property type as disclosed in your earnings release.
•	Please elaborate on how you concluded all of your properties offer similar products and services and serve a similar type of customer. Your response should address how these criteria are similar among each property type (Urban, Suburban, Resort and Airport). For example, please explain to us how you determined your resort properties serve a similar type or class of customer as your urban or airport properties.

Securities and Exchange Commission

June 9, 2017

Response:

The Company’s hotel portfolio is focused on similar properties at the high-end of the hotel property spectrum. STR Global, a third-party independent research firm recognized for aggregation of hospitality data and reporting, classifies hotels into discrete categories based on average room rates and brand name (i.e., luxury, upper upscale, upscale, upper midscale, midscale and economy). All but seven of the 96 hotels in the Company’s portfolio, which represents over 98% of revenues in 2016, are classified by STR Global as upper-upscale or luxury properties. Luxury and upper upscale categories are marketed and operated to appeal to similar individual and group leisure and business customers who are willing to pay a higher rate for the room and related amenities relative to the products and services in the midscale or economy categories. The seven remaining hotels owned by the Company are defined by STR Global as upscale or midscale and while they may offer different amenities and have different economic characteristics as compared to the Company’s luxury and upper upscale properties, these seven hotels represent less than 2% of the Company’s revenues and as such do not either individually or in the aggregate approach the quantitative thresholds necessary to qualify as a reportable segment.

The Company considers each hotel to be an operating segment meeting the definition set forth in ASC Topic 280; however, no individual hotel is a reportable segment because none meets the quantitative threshold for reportable segments. No single property represents more than 7% of the Company’s total revenues. The Company aggregates all of its properties, regardless of brand or property type, because it believes its hotels meet the criteria for aggregation. The Company believes that this aggregation is consistent with the objectives and principles of the standard as the properties have similar economic characteristics and possess the other similar characteristics required for aggregation, including in terms of the nature of their products, services and customers. Additionally, the Company believes that the economic and other characteristics of its properties and operations are such that aggregating subgroups of its hotels into multiple operating segments would not help investors to better understand the Company’s performance, better assess its prospects for future cash flows, or make a more informed judgement about the Company as a whole. This similarity of long-term financial performance is demonstrated by the highly correlated RevPAR growth across all property types as shown in the table included herein. RevPAR is the most commonly used measure within the hotel industry and is defined as the product of the average daily room rate charged and the average daily occupancy achieved. Accordingly, for the reasons discussed, the Company continues to believe that aggregation is appropriate for its portfolio.

First, all of the Company’s luxury and upper upscale properties share the qualitative and quantitative characteristics noted in ASC Topic 280 regardless of property type (e.g. urban, suburban, resort and airport). The Company’s properties cater to a similar mix of business transient, leisure and group travelers who require high-quality hotel accommodations. Properties classified as upper-upscale and luxury are designed and operated to appeal to these customers and are expected to provide products and services that lower tiered categories generally do not provide, such as meeting and banquet facilities, a variety of restaurants and lounges, swimming pools, exercise/spa facilities, gift shops, and parking facilities. This is true regardless of property type, location, or brand. Differences in average room rates are primarily driven by supply/demand dynamics and economic conditions in a specific market as discussed in more detail below.

Securities and Exchange Commission

June 9, 2017

All of the properties in the portfolio react similarly to economic stimulus such as business investment, changes in GDP, and changes in travel patterns. This is evidenced by the chart presented below which plots the historical correlation of annual comparable hotel RevPAR growth for each of the Company’s property types. Since 2005, annual RevPAR growth has had a correlation coefficient of 91% or higher across each of the property types and a correlation coefficient of 96% or greater within the overall portfolio. Annual fluctuations can be caused by distinct market factors, for example, the extensive renovations undertaken at a particular property, the difficult operating environment in a particular market as the result of new supply, a reduction or increase in domestic or international travel, or other market-specific factors that affect the operating performance.

Historical Change in RevPAR Correlation by Property Type

	Urban	Suburban	Resort	Airport	Portfolio
Urban	100%
Suburban	95%	100%
Resort	91%	97%	100%
Airport	92%	98%	98%	100%
Portfolio	99%	98%	96%	96%	100%

Securities and Exchange Commission

June 9, 2017

Despite the high correlation of RevPAR growth across all property types, the Company’s 2016 RevPAR demonstrates a significant dispersion within and across the portfolio and property types. The following table demonstrates the broad RevPAR dispersion for the Company’s 2016 comparable hotels:

2016 RevPAR Range by Property Type

	Lowest	Highest	Median	Average
Airport	$90.36	$156.52	$139.49	$135.14
Resort	$102.01	$478.00	$191.41	$196.32
Suburban	$82.21	$267.13	$131.71	$143.18
Urban	$51.27	$352.74	$174.98	$182.97

The dispersion of RevPAR performance among property types is further illustrated by the following examples:

•	The six comparable airport properties for 2016 had a median RevPAR of $139.49, which is higher than the RevPAR for 18 of its urban properties;
•	The 11 comparable resort properties had the greatest variation in RevPAR of any property type;
•	RevPAR for the top 20 comparable properties for 2016 included 14 urban, four resort, and two suburban properties; and
•	RevPAR for the bottom 20 comparable properties also included a similar mix of property types which was 10 urban, eight suburban, one resort and one airport property.

Similarly, properties in Manhattan, San Francisco or Los Angeles, or in any suburban, airport or resort location might have a higher RevPAR than a property of the similar size, property type, or brand located in different markets. In other words, hotels with very similar economic characteristics may have a different RevPAR based solely on location. Accordingly, the Company believes that the primary determinant of RevPAR is not property type but rather the amalgamation of many property specific factors, including geographic location, level and quality of amenities, new supply, or changes in demand. Despite the dispersion in room rates and in RevPAR levels between properties in different locations or property types, the Company believes that its properties share similar economic characteristics — and the Company manages them similarly — because they are all subject to the same economic dynamics and act in tandem in response to changes in economic stimulus. This is demonstrated by the tight correlation in RevPAR growth noted in the chart above.

Second, the Company believes that its customer base is consistent across its entire portfolio. These customers seek high quality hotel accommodations and are willing to pay a higher rate for the room and related amenities relative to the products and services in the midscale or economy categories. The Company’s customers fall into three broad groups: transient, group business and contract, which accounted for approximately 60%, 35% and 5%, respectively of its 2016 room sales. Transient customers are composed of individual leisure and business travelers, which are further divided into categories such as retail, special corporate, government, discount, and rewards program customers. Based on booking information for which we rely upon the brands or hotel operators to provide, the Company estimates that approximately 50% of its transient customers are business travelers. Group and contract business primarily represents corporate and association customers and may vary in size from smaller, hotel specific meetings to city-wide events, though overall approximately 80% of these customers are business travelers. As a result, across the Company’s portfolio approximately 60% are business travelers, while 40% are considered leisure travelers. Specifically, the Company’s customer mix between business and leisure is consistent across all property types as noted in the below table:

Securities and Exchange Commission

June 9, 2017

2016 Mix of Business by Property Type

	Business	Leisure
Airport	59%	41%
Resort	53%	47%
Suburban	66%	34%
Urban	62%	38%

Total Portfolio	61%	39%

The business mix noted in the table above is a result of the Company’s strategic decision to focus on ownership of hotels with multiple demand drivers that offer meeting and banquet facilities and other amenities necessary to attract a significant business component, regardless of property type. Hence, the Company’s resort hotels attract and cater to similar customers as the Company’s urban and airport hotels (e.g., the Company’s resort hotels cater to business travelers in the same way as the Company’s urban and or airport properties, and are not focused purely on leisure customers as other resort properties might be). Further, as a result of its concentrated ownership in the upper-upscale and above categories, the Company’s 2016 domestic comparable hotel average room rate is higher than the overall U.S. industry across all classes of hotels regardless of property type. The consistency of the business mix demonstrates the similarity in the customer base and hotel profile of the Company’s properties, regardless of whether they are located in airport, urban, resort or suburban settings, which in turn creates the premium room rates noted in the below table:

2016 Average Room Rate by Property Type

	Host U.S. Properties	U.S. Industry Overall	Host Premium
Airport	$158.03	$113.58	39%
Resort	$269.97	$168.93	60%
Suburban	$195.55	$105.69	85%
Urban	$229.47	$177.34	29%

All Hotels	$226.07	$124.01	82%

For all of the above reasons, the Company does not believe aggregating its operating results into reportable segments of airport, resort, urban and suburban is appropriate because such aggregation does not satisfy the objectives and principles of the standard.

The Company has consistently aggregated its hotel results into a single reportable segment for over 20 years. The question of reportable segments was also addressed with the Staff in a 2004 comment letter exchange. In the Company’s comment letter response of February 23, 2004, the Company noted that it aggregated all of its hotel properties because it believed that they met the aggregation criteria set forth in paragraph 17 of SFAS 131. The Company believes that continues to be the case based on its current

Securities and Exchange Commission

June 9, 2017

portfolio. As part of its business strategy to focus and improve its portfolio, the Company has over time recycled out of lower quality hotels (with a lower RevPAR) and acquired higher quality hotels (with a higher RevPAR). Since 2010, the Company has acquired 34 hotels with an average RevPAR of $174, while disposing of 48 hotels with an average RevPAR of $110. For this and the above reasons, the Company believes that aggregating its hotels into a single reportable segment continues to be appropriate.

The Company’s presentations of hotel industry operating statistics such as average room rate and RevPAR are used to describe the performance of its hotels from several points of view (e.g. “same-store”, property type and location). The Company believes providing several points of view assists investors in understanding the broad geographic diversity of its portfolio, the effect of local market conditions and national trends, and enhances comparisons with other lodging REITs. The Company believes ASC Topic 280 was not intended to discourage the presentation of supplemental information about operations if the Company believes that investors would find the information useful.

If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at 240-744-5120, or Brian G. Macnamara at 240-744-5423.

Sincerely,

/s/ GREGORY J. LARSON

Gregory J. Larson

Executive Vice President,

Chief Financial Officer

Host Hotels & Resorts, Inc.

cc:	Jeffrey Lewis, Staff Accountant
Elizabeth A. Abdoo, Host Hotels & Resorts, Inc.
Brian G. Macnamara, Host Hotels & Resorts, Inc.
Scott Herlihy, Latham & Watkins, LLP